EXHIBIT I

[KEY ENERGY GROUP, INC. LETTERHEAD]
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NEWS RELEASE

FOR IMMEDIATE RELEASE

              KEY ENERGY GROUP AND DAWSON PRODUCTION SERVICES
                      SIGN DEFINITIVE MERGER AGREEMENT
               FOR ACQUISITION OF DAWSON AT $17.50 PER SHARE

EAST BRUNSWICK, NJ and SAN ANTONIO, TX -- August 11, 1998 -- Key Energy Group, Inc. (NYSE: KEG) and Dawson Production Services, Inc. (NYSE: DPS) today announced that the two companies have signed a definitive merger agreement for the acquisition of Dawson by Key for $17.50 per share in cash.

Under the terms of the merger agreement, Key's wholly owned subsidiary, Midland Acquisition Corp., will commence a tender offer to purchase all outstanding shares of Dawson common stock for $17.50 per share in cash not later than August 17, 1998. Dawson's Board of Directors has unanimously approved the merger agreement and agreed to recommend that Dawson shareholders tender their shares. Key stated that Midland has withdrawn its previously announced $14.00 per share cash tender offer.

Following the completion of the tender offer, Key intends to consummate a second step merger in which all remaining Dawson shareholders will also receive the same cash price paid in the tender offer. Dawson has approximately 11.5 million shares outstanding on a fully diluted basis, giving the transaction a total equity value of approximately $202 million. In addition, Dawson has total debt of approximately $150 million, making the total value of the transaction approximately $352 million.

The combined company will have revenues in excess of $800 million and the acquisition is expected to be accretive to Key's earnings per share and significantly accretive to cash flow per share in the first year after the close of the transaction. The combination is anticipated to result in cost savings in excess of $10 million per year from, among other things, greater efficiencies in operations and business processes and increased economies of scale. Key noted that, even within today's oil and natural gas commodity price environment, the combined company will generate significant cash flow, in excess of what is necessary to service its debt.

Mr. Francis D. John, Chairman and Chief Executive Officer of Key, said, "We are very excited about the acquisition of Dawson. Together, Key and Dawson are a powerful combination. The combined company will have the substantial ability to reduce costs, provide a wider range of services for customers and create a more stable environment for employees. With approximately
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1,400 service rigs, 71 drilling rigs, over 1,000 oilfield service trucks, substantial ancillary oilfield operations, and approximately 10,000 employees operating out of 125 locations, the combined company will be the largest well service company in the world, positively staged for future growth, with leading positions in nearly all major domestic producing regions and global expansion opportunities. Both Key and Dawson have been recognized as the premier well service contractors in the U.S. The combination of our highly regarded employees will enhance the quality of services provided to our customers."

Mr. Michael E. Little, Chairman, President and Chief Executive Officer of Dawson, said, "Our Board of Directors unanimously concluded that this transaction with Key is in the best interests of Dawson's shareholders and employees. At $17.50 per share in cash, Dawson shareholders are receiving a premium for their Dawson investment. We look forward to a rapid completion of this transaction and to working with Key to ensure the smoothest transition possible."

                                  - more -

The companies noted that the Dawson Board has amended its shareholder rights plan to make it inapplicable to Key's offer and the merger agreement, and that all related litigation between Key and Dawson will be dismissed. Dawson will mail its formal recommendation to shareholders at the same time Key mails its tender offer materials. In addition, Midland will not file with the Securities and Exchange Commission materials to solicit consents to call a special meeting of Dawson's shareholders and proxies, as Key had previously announced.

The tender offer will be conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration date, a number of shares, which when added to the number of shares beneficially owned by Key and Midland, will represent a majority of the total number of outstanding shares of Dawson on a fully diluted basis; funding under financing commitments; inapplicability of Texas anti-takeover statutes; and expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Key has a financing commitment from PNC Bank, N.A. to complete the acquisition of Dawson as well as the refinancing of Key's existing debt. Key has also received a highly confident letter from Dain Rauscher Wessels to arrange financing in the event the holders of Dawson's 9 3/8% Senior Notes exercise certain put rights triggered upon a change of control of Dawson. The complete terms and conditions of the tender offer, including financing arrangements, will be set forth in the offering documents to be filed with the Securities and Exchange Commission.

Bear, Stearns & Co. Inc. is acting as financial advisor to Key and will act as Dealer Manager for Key's offer, and Innisfree M&A Incorporated will act as Information Agent. Morgan Stanley & Co. Incorporated is acting as financial advisor and provided a fairness opinion to Dawson.

Dawson Production Services, Inc. is a San Antonio, Texas-based diversified energy services company providing workover rig services, liquid services, and production services to oil and gas operators. The Company operates from 37 locations concentrated primarily in the Texas and Louisiana Gulf Coasts, the Permian Basin areas of West Texas and New Mexico, and California.

Key Energy Group, Inc. is a holding company with diversified energy operations, including well servicing, oilfield services, contract drilling and oil and natural gas production. Key has operations in most major domestic onshore producing regions and in Argentina.

                                   # # #

Certain statements made in this press release are forward-looking and are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Among other things, the utilization of assets can be impaired by adverse weather conditions and customer demand; cost savings efforts can be negated by increases in labor rates and production costs; difficulty in integrating administrative, systems and operations; margins are subject to unpredictable fluctuations in oil and gas commodity prices; and continued growth is dependant upon purchasing decisions by present and potential customers, as well as increased competition from new and existing competitors. In addition to the factors set forth in this release, the environmental, governmental, technological, economic, competitive and other factors identified in filings with the Securities and Exchange Commission could affect the forward-looking statements contained in this press release.

                                  - more -
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CONTACTS:
     For Key Energy Group, Inc.:        For Dawson Production Services, Inc.:
     Jim Dean                           P. Mark Stark, CFO
     (732) 247-4822                     (210) 476-0420

     Abernathy MacGregor Frank          Easterly Investor Relations
     Dan Katcher / Matt Sherman         Ken Dennard
     212) 371-5999                      (713) 529-6600
                                        kdennard@easterly.com

                                        Sard Verbinnen & Co.
                                        Paul Verbinnen
                                        (212) 687-8080